[Bingham McCutchen Letterhead]
July 28, 2008
Peggy Kim
Attorney-Adviser
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Northstar Neuroscience, Inc. Additional Soliciting Material filed pursuant to Rule 14a-12 Filed July 14, 2008 by RA Capital Biotech Fund, L.P. File No. 001-34078
Dear Ms. Kim:
     On behalf of our client, RA Capital Biotech Fund, L.P. (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated July 18, 2008 (the “Comment Letter”).
     Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.
Additional Soliciting Material
General
1.	We note you state that RA Capital Management, Messrs. Aldrich and Kolchinsky, and RA Capital Biotech Fund, L.P. may be deemed to be participants in this solicitation. In future filings, please revise to include them on the cover page or advise us.
Response: In response to the Staff’s comment, the Company acknowledges that the Company, Messrs. Aldrich and Kolchinsky and RA Capital Management LLC may be deemed to be participants in the solicitation. In future filings, the Company will include all entities and individuals that may be deemed participants on the cover page.
2.	In future filings, please revise to include the legend required by Rule 14a-12(a)(1)(ii).

Ms. Peggy Kim

Response: In response to the Staff’s comment, the Company respectfully notes that the Additional Soliciting Material did contain language, similar to the language required by Rule 14a-12(a)(1)(ii), urging investors to read the proxy statement if and when it becomes available. In future solicitations before furnishing a proxy statement, the Company will include language that specifically advises security holders to read the proxy statement when it is available because it contains important information. The Company will not use the additional words “if and” prior to “when the proxy statement becomes available” in the Rule 14a-12(a)(1)(ii) legend included in any future soliciting materials.
     Should you wish to discuss this response at any time, please do not hesitate to contact me at (617) 951- 8901.

Very truly yours,
/s/ Julio E. Vega
Julio E. Vega

cc:	Celeste Murphy, U.S. Securities and Exchange Commission Peter Kolchinsky, RA Capital Management, LLC